D4 HOLDINGS, LLC

349-L Copperfield Blvd., #407, Concord, North Carolina 28025

March 26, 2015

Board of Directors

deltathree, Inc.

1 Bridge Plaza, Suite 275

Fort Lee, New Jersey 07024

Re:      Proposed Acquisition of deltathree, Inc. (the “Company”)

Gentlemen:

By this letter, I inform you that D4 Holdings, LLC (“D4”) withdraws its previous offer, communicated to you by letter dated 25 February 2015, to acquire the outstanding minority shares of the Company through the initiation of a tender offer. Instead, D4 proposes to acquire the Company through a merger of the Company with a newly-formed acquisition subsidiary of D4 (“NewCo”).

Transaction Structure:  We currently intend for the transaction to be structured as an stock purchase pursuant to which the Company would merge with NewCo and which would result in the purchase of the remaining interests in the Company that are not already owned by D4 (the “Transaction”). The specific structure of the Transaction will be determined by the definitive agreement between the parties.

Price:  D4 restates its previous offer of $0.01 per share of the Company’s outstanding and issued common stock held by minority shareholders (the “Offer Price”). The purchase price will be paid in cash to holders of the Company’s outstanding and issued common stock (other than D4) following the consummation of the Transaction.

We believe that the proposed price correctly reflects the market value of the Company and is in the best interests of the Company and the minority shareholders. As you know, the Company has been unable to be successful and grow as an independent entity. It has engaged third party advisors to find a buyer that could maximize its value for its shareholders and creditors, but unfortunately the process has not been successful. The Offer Price, combined with the assumption of the Company’s current debt, values the Transaction at approximately USD 9 million. This is more than eight times any other offer of which we are aware, and it would allow the Company to satisfy its debt obligations and provide a fair return to shareholders.

Given the inability of your independent advisors to procure an offer that is substantially close to the enterprise value provided by this Transaction, the light trading of your stock that does not reflect the Company’s true equity value, and the balance sheet restructuring that the Transaction would provide, we believe that this Transaction is the best valuation the Company can expect to receive. In short, this Transaction is, in our view, the last and best opportunity for the Company to provide a return to shareholders and fulfill its obligations to the holders of its debt.

Board of Directors

deltathree, Inc.

March 26, 2015

Definitive Agreements.  The Transaction will be subject to, and conditioned upon, among other things (i) the negotiation, execution and delivery of legal documentation satisfactory to the parties, which will include a definitive merger agreement between NewCo and deltathree providing for, among other things, customary representations and warranties, covenants, closing deliveries, closing conditions, indemnification and such other agreements and instruments of transfer as mutually agreed upon by the parties; (ii) required approvals from the Boards of the Company and D4; and (iii) completion of all required filings with, and approvals from, the Securities and Exchange Commission.

We understand that the Company has formed a special committee to evaluate strategic options for the Company, including the evaluation of D4’s Proposal Letter dated 25 February 2015. Given that the special committee has already commenced its work, we request that the special committee proceed expeditiously to review and accept D4's proposal.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner.

We look forward to hearing from you promptly regarding this letter

D4 HOLDINGS, LLC

By:	PRAESCIENT, LLC, its Manager

	By:	/s/ Robert Stevanovski
Name: Robert Stevanovski
Title: Authorized Signatory